UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tivity Health, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88870R102

(CUSIP Number)

Michael D. Pinnisi

Hudson Executive Capital LP

570 Lexington Avenue, 35th Floor

New York, NY 10022

(212) 521-8495

with a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88870R102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,377,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,377,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,655
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(1)
14	TYPE OF REPORTING PERSON PN, IA

(1)

Calculated based on 48,156,786 shares of common stock, $0.001 par value per share, of Tivity Health, Inc. (the “Company”), outstanding as of December 31, 2019, as reported in the Company’s balance sheet included in Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 19, 2020.

CUSIP No. 88870R102	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,377,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,377,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,655
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(2)
14	TYPE OF REPORTING PERSON PN, IA

(2)

Calculated based on 48,156,786 shares of common stock, $0.001 par value per share, of the Company, outstanding as of December 31, 2019, as reported in the Company’s balance sheet included in Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 19, 2020.

CUSIP No. 88870R102	SCHEDULE 13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,377,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,377,655

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,377,655
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(3)
14	TYPE OF REPORTING PERSON IN

(3)

Calculated based on 48,156,786 shares of common stock, $0.001 par value per share, of the Company, outstanding as of December 31, 2019, as reported in the Company’s balance sheet included in Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on February 19, 2020.

CUSIP No. 88870R102	SCHEDULE 13D	Page 5 of 6 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment No. 1”) relates to the statement on Schedule 13D filed on December 19, 2019 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, $0.001 per share (the “Shares”), of Tivity Health, Inc., a company organized under the laws of the State of Delaware (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 1 is being filed to report an increase in the Reporting Persons’ beneficial ownership percentage due to the acquisition of additional Shares by the Reporting Persons.

The Reporting Persons beneficially own an aggregate of 4,377,655 Shares (the “Subject Shares”). The Subject Shares represent approximately 9.1% of the issued and outstanding Shares based on 48,156,786 Shares outstanding as of December 31, 2019, as reported in an exhibit to the Company’s Current Report on Form 8-K filed on February 19, 2020.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $70,457,597.58 (inclusive of brokerage commissions and other costs of execution).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) All transactions in the Shares effected during the past 60 days on behalf of a HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 3 attached hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 3	Schedule of transactions effected during the last 60 days

CUSIP No. 88870R102	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2020

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein